NEPTUNE

technologies & bioressources

Annual Report

2005

TABLE OF CONTENTS

Company Profile

Message to Shareholders

6

Executive Analysis on the Financial Situation and Production Results /  Executive Comments and Analysis

9

Executive Report Relating to Financial Statements

13

Auditors’ Report

14

Consolidated Earnings

15

Consolidated Deficit

16

Consolidated Cash Flows

17

Consolidated Balance Sheets

18

Notes to Consolidated Financial Statements

19

Corporate Information

37

Investor and Shareholder Information

38

Neptune Technologies & Bioressources Inc.           3

COMPANY PROFILE

Neptune Technologies & Bioressources Inc. is active in the field of high value-added natural product extraction from marine biomasses. Using an exclusive process, the Company processes abundant and underexploited marine species in order to extract a range of bioactive ingredients while preserving their properties.

These ingredients include phospholipids, polyunsaturated fatty acids and antioxidants, which have been demonstrated to contribute to human well-being through the improvement of nutritional functionality, the maintenance of proper health and the effectiveness of cosmetic and biopharmaceutical care, to name a few.

Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the beneficial effects of these products, develops and markets new formulas and new products specific to various applications in high growth markets such as, during the initial phase, the nutraceutical market. In the short to medium term, the Company also intends to penetrate the cosmeceutical, biopharmaceutical and nutrigenomics markets.

A Significant Breakthrough: Products Extracted from Krill

Neptune Technologies & Bioressources Inc. uses its exclusive extraction process, Neptune OceanExtractTM, to process krill, a zooplankton typically found in cold, deep waters. The primary extract from this process, produced in oil form, is made up of an abundance of phospholipids, polyunsaturated fatty acids and antioxidants, including the only flavonoid originating from animals.

The results of clinical studies have confirmed the benefits of Neptune Krill OilTM (NKOTM) with regards to various human conditions. The Company is pursuing its research and development efforts in order to, on the one hand, adapt its unique extraction process to other marine species, underexploited and unexploited forms of marine life in particular, and, on the other hand, in order to develop additional applications.

                                                            Neptune Technologies & Bioressources Inc.           5

MESSAGE TO SHAREHOLDERS

During the 2004/2005 fiscal year, and from its facility in Sherbrooke, Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) continued the production and production improvement processes for its innovative technological platform, Neptune OceanExtractTM. The Company extracts and markets high value-added natural products derived from marine biomasses, such as the oil extracted from krill, which is rich in Omega-3 fatty acids, phospholipids and antioxidants (Neptune Krill Oil (NKOTM )), and various protein concentrates (such as Neptune Krill Aquatein (NKATM )).

The production plant and the two laboratories, covering a total area of 1,415 square meters (15,000 square feet), allow for continuous production under increasingly optimal conditions. In fact, at full capacity, the annual production of NKOTM and protein concentrate could ultimately reach 60,000 kg and approximately 300,000 kg respectively. As for the two laboratories, one is used for the preparation of samples and basic physicochemical measurements, while the second allows the carrying-out of precise chemical analyses using the high precision equipment at the Company’s disposal.

The unique technological platform, Neptune OceanExtractTM, delivers several cold extraction processes for natural bioactive products and components from the marine biomass. Cold processing allows for the preservation of the bioactive properties of the extracted substances. Applied to krill, this unique process allows for, among others, the extraction of the highest quality marine oil, bacteria free and ready for human consumption. The product demonstrates excellent stability, even after 24 months, without the addition of any preservative agent.

According to market studies, Neptune is the first and only company to commercially exploit an extraction technology capable of using the full value of krill and, eventually, other marine species. Neptune exploits this technology with respect of licence agreement and has the purchase option for the intellectual property. Several patent requests have been deposited in various countries and several of these have already been granted.

The Company systematically maintains strict protection policies with regards to its intellectual properties relating to its process, its products and their components, as well as certain specific applications. Through the application of trademarks, the Company also protects its logos in North America, Europe and Asia. In addition, the Company also received the necessary authorisation to sell its NKOTM and NKATM products as natural supplements in North America, as well as in several European and Asian countries. It continues to expand its market and is pursuing its authorization initiatives for the sale of its products in several other countries within these continents.

The primary characteristics of these products are as follows:

Neptune Krill OilTM

Marine oil that provides a unique natural blend of nutritional elements. Its elevated content in Omega-3-6-9 polyunsaturated fatty acids, antioxidants (such as astaxanthin), vitamin A, vitamin E and phospholipids make it a unique and exceptional product. It is also characterized by the lack of need for preservative agents and the remarkable stability of its essential fatty acids.

Neptune Krill AquateinTM

Pure marine protein concentrate (> 80%) that contains 20 amino acids with 10 essential ones and 17 % of BCAA (Branch Chained Amino Acids) (leucine, isoleucine, valine). In addition, it contains natural powerful digestive enzymes (proteases, phosphatases, lipases). It also includes some special peptides that have potent biological activity that can contribute to hormonal and immune (immunoglobulin) functions.

On the scientific front, results obtained during clinical studies conducted by independent Quebec University researchers and healthcare professionals prove, with a high level of certainty, that Neptune Krill OilTM (NKOTM) generates beneficial effects on several human conditions, including the following:

1.

The effects of Neptune Krill OilTM (NKOTM) on skin cancer caused by UV radiation indicate that NKOTM can prevent skin damage caused by chronic exposure to UV rays.

2.

The results of Neptune Krill OilTM (NKOTM) on the management of premenstrual syndrome (PMS) published in May 2003 in a highly-rated medical research journal, the “Alternative Medicine Review”, demonstrate with a high level of certainty that NKOTM can significantly reduce the physical and emotional symptoms associated with PMS, and is also more effective in providing relief from dysmenorrhea (menstrual pain) than fish oil (Omega-3 18: 12).

6            Neptune Technologies & Bioressources Inc.

3.

The effects of Neptune Krill OilTM (NKOTM) on hyperlipidemia (high cholesterol & triglycerides) demonstrated, with a high level of certainty, that:

-

NKOTM is effective in the regulation of hyperlipidemia by significantly reducing overall cholesterol levels, LDL (bad cholesterol) and triglycerides while increasing the level of HDL (good cholesterol).

-

NKOTM (1.5 g/day) is more effective than fish oil in the regulation of hyperlipidemia by significantly reducing LDL levels.

4.

The benefits of Neptune Krill OilTM (NKOTM) on anti-inflammatory conditions, using a reduced dosage of 300 mg/day, have been clinically validated and scientifically recognized. The results of this clinical study will be published during the 2005-2006 fiscal year.

Through both independent activities and strategic alliances, Neptune continuously supports medical research into the benefits of its products on human health. It is of critical importance for Neptune to maintain a very active role in addressing this scientific challenge and in validating each of the components and compounds of its products. This is why the Company continues to pursue, in collaboration with imminent international research institutions, various clinical studies for which the Company expects to receive results during the next fiscal year.

As for the commercialization of its products, the strategic activities initiated during the previous fiscal year and sustained during the current fiscal year, such as providing several new distributors with the opportunity to sell its NKOTM product as a new ingredient in various formulations (which already contain other products valued by consumers), will enable the Company to expand its potential market. This approach not only allows manufacturers and distributors to extend the lifecycle of their current products already known to consumers (through the addition of NKOTM, which accentuates the health benefits of these products) but also for Neptune to take advantage of a customer base that is already aware of, and loyal to, a product readily available on the market. As a result, with new and innovative NKOTM based products differentiated at the content, application and pricing levels, Neptune is taking full advantage of newfound parallel distribution structures and the use of alternative sales approaches. What’s more, the identification of these new NKOTM based formulations allows Neptune to meet its corporate requirements and policies: the Company strictly adheres to its commitment to maintain a minimal percentage of NKOTM within a new product; as well as the requirement that, among other restrictions, the protected NKOTM or NLKTM product logo, as the case may be, must be displayed on the product label.

During the 2004/2005 period, the Company’s representatives continued to make presentations at the various tradeshows/conferences to which they participated and where they presented the Company’s vision, its business plan, its products and their benefits, as well as the results of clinical studies.

Though somewhat limited in terms of financial and human resources, the Company, guided by its new commercialization strategy and action plan, achieved sales figures that surpassed initial forecasts for the 2004-2005 fiscal year. These results were delivered in spite of a painfully slow start to the year caused by the defective softgels situation (which was rectified by the Company at the end of the previous fiscal year). In fact, although the Company implemented all the corrective measures required to address a controlled situation, this unforeseen challenge affected not only the financial results for the previous year but also the available cash flows at the beginning of the current year. This pressure on cash flows had an effect on the Company on the operational level and, as a result, required from the Company to obtain a financing at the onset of the first quarter. Subsequently, the newly financed Company achieved very encouraging results, including above-forecast sales during the first quarter of the 2004-2005 fiscal year, as well as in every subsequent quarter throughout the 2004-2005 campaign, during which the Company generated its first annual earning before interest, taxes, depreciation and amortization (EBITDA).

2005-2006 ACTION PLAN

The Company’s action plan for the 2005-2006 fiscal year includes the following:

-

Negotiate an operational line of credit in order to improve cash flow management;

-

Capitalize on its inventories of raw materials and finished products in order to meet the growing demand for its products at all times;

Neptune Technologies & Bioressources

-

Gradually increase monthly production and improve its production facility’s productivity;

-

Maintain the adopted marketing strategy for its products and for formulations containing its products as fundamental while prioritizing and promoting the signing of numerous new distributors in the nutraceuticals market in North America, Europe and Asia;

-

Maintain its policy relating to intellectual property protection and complete its acquisition of the intellectual property currently being deployed, while actively pursuing the steps required to obtain the necessary regulatory authorizations for the Company to sell its products in other targeted countries in Europe as well as Asia;

-

Pursue the development and research of technologies aimed at improving the products as well as the molecular extraction process and enabling the production and commercialization of new products;

-

Finalize new clinical studies on several different continents, working primarily in co-participation with important strategic partners at both the institutional and private sector levels.

2005-2006 PERSPECTIVE

The Company’s primary short-term objective remains to reach the monthly breakeven point. Our commercialization efforts were sustained and the previously adopted strategy is showing returns. As a result, our initiatives, implemented according to the action plan for new market development, are producing their intended results. We are therefore confident that we will reach the necessary sales and production levels to achieve our primary objective of operational profitability.

The North-American market is now being served by twice as many distributors as the previous year. There are now more than forty distributors of our products in the nutraceuticals market, including companies that target the consumer markets through retailers, practitioners and multiple networks, as well as businesses that use the direct marketing approach via Internet, catalogues, radio, television and/or infomercials, etc. Several other distributors, almost a dozen, are targeting Asian markets and/or European markets and/or both, as well as North-American markets. Several distributors are investing significant amounts in the promotion of our products and Neptune intends to support their efforts throughout the year. Improved penetration in Asian and European markets is among the objectives targeted by our action plan. The Company would also like to stimulate growth through the conclusion of strategic alliance agreements aimed at business development, the commercialization of new products and improving shareholder value.

Additionally, we are fully aware of the importance of proper communications and of the fact that additional efforts are required by the Company in this regard. In fact, the Company commissioned the services of a specialized firm to support investors’ relations. In closing, we would like to highlight the vital role played by the human factor in the achievement of our various objectives, particularly where profitability is concerned. To this end, and to increase the value of the Company for our partners and shareholders, Neptune can now rely on dedicated employees who have embraced the Company’s mission and to whom we extend, along to our business partners, suppliers and investors, our heartfelt thanks and appreciation for their contributions, their support and their patience. We must constantly strive to prove that, in choosing Neptune, they made the right choice.

André Godin

Henri Harland

Michel Timperio

Vice-president, Administration and Finances

President and CEO

Council Chairman

Neptune Technologies & Bioressources Inc.

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) financial situation between May 31, 2004 and May 31, 2005. It also includes a comparison between the operation results, the treasury flow and the financial situation for the 12-month period ending May 31, 2005 and those from the previous fiscal year.

This analysis, completed on August 22, 2005, must be read in conjuncture with the Company’s audited consolidated financial statements at May 31, 2005 and presented in this annual report. Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless indicated otherwise.

OVERVIEW

Neptune’s 2005 fiscal year was dedicated to the marketing of its products in North America and Asia. Neptune also deployed development initiatives in the European market. To accomplish this, the Company participated in various tradeshows in order to promote its products and maintain its level of excellence, established and developed since its foundation.

The Company maintained its clinical research initiatives. As a result, the Company can now take advantage of scientific results demonstrating the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels and inflammation problems. Neptune is also pursuing clinical research aiming to demonstrate the benefits of NKOTM on human health.

During the second quarter of the 2005 fiscal year, the Company has re-priced to $ 0.25 per share the exercise price of all stock options granted before October 5, 2004 in order to reward the effort of all employees and officers for their accomplishments, and also to motivate them in obtaining the objectives for the current and future exercises.

During the fourth quarter, the Company re-negotiated successfully the terms of one debenture in order to postpone the due date to March 31, 2008.

The Company also started the process to comply with Health Canada’s requirement to become GMP by December 31, 2005.

PRINCIPAL ANNUAL FINANCIAL INFORMATION

(In thousands of dollars, except per share data)

2005

2004

2003

Sales Figures

5,038

2,262

-

EBITDA

401

(1,659)

(2,402)

Net Loss

1,768

3,534

3,335

Net Loss per Share and Diluted Loss per Share

0.069

0.161

0.213

Total Assets

7,297

7,922

9,134

Working Capital

362

98

1,132

Shareholder Equity

(2,640)

(1,659)

1,653

Book Value per Common Share

(0.103)

(0.076)

0.076

Long Term Financial Liabilities

8,025

7,696

5,985

 Neptune Technologies & Bioressources Inc. 9

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS

SALES

Sales has continued to progress to reach more than $5M for the fiscal year ended May 31, 2005, representing an increase of 123% from last fiscal year ended May 31, 2004.

EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION OF ASSETS (EBITDA)

The Company’s EBITDA increased for more than $2M from last fiscal year end, going from $(1.6)M to $0.4M. The EBITDA has closed on a positive ground for the fourth quarter in a row.

NET LOSS

The Net Loss for the fiscal year ended May 31, 2005 has decreased to $1,8M or $0.069 per share, while the fiscal year ended May 31, 2004 generated a Net Loss of $3.5M or $0.161 per share. This result is mainly due to the increase in sales and to an improvement in production costs.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ended May 31, 2005

Total

First

Second

Third

Fourth

Quarter

Quarter

Quarter

Quarter

Sales Figures

5,038

1,134

1,180

1,292

1,432

EBITDA

401

151

119

117

14

Net Loss

1,768

388

503

344

533

Loss per Share

0.069

0.015

0.020

0.013

0.021

Fiscal Year Ended May 31, 2004

Total

First

Second

Third

Fourth

Quarter

Quarter

Quarter

Quarter

Sales Figures

2,262

643

956

602

61

EBITDA

(1,659)

(353)

(269)

(240)

(797)

Net Loss

3,534

799

744

717

1,274

Loss per Share

0.161

0.037

0.034

0.033

0.057

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

In 2005, operating activities caused a small reduction in liquidity of $0.2M compared with large reduction of $2.6M for the same reporting period ended May 31, 2004. The variation of $2.4M is primarily due to the decrease of the net loss for $1.8M and from the variations in working capital elements from one year to the next. The variation in working capital elements for the 2005 fiscal year, in relation to the previous period, is primarily due to the increase in receivables $0.569M and a decrease in inventory $0.434M. The increase in receivables is mainly due to the increase of the Sales volume and the decrease of the inventory is primarily due to the tight inventory management.

Investing Activities

The variation in investing activities related to acquisitions of fixed assets and intangible assets for a total of $0.082M.

Neptune Technologies & Bioressources Inc.

Financing Activities

During the fiscal year ended May 31, 2005, the Company completed a private placement for $0.655M following the issue of 3,275,922 units at a price of $0.20 each. Each unit includes a common share and a stock purchase warrant allowing the holder to obtain a common share at a price of $0.25 for a 24-month period.

Overall, considering the treasury flow, the Company increased its cash by $0.229M for the 12-month period ended May 31, 2005.

Financial Situation

The following table details the important changes to the balance sheets at May 31, 2005 and May 31, 2004:

Accounts

Increase

Comments

(Reduction)

(In thousands of dollars)

Cash

229

See cash flow statement

Receivables

569

Directly linked to an increase of operation

and sales activities

Inventory

(434)

Decrease in inventory due to tight

inventory management

Fixed assets

(544)

Amortisation of fixed assets

Other assets

(440)

Amortisation of start-up costs

Accounts payable

(173)

Better cash flow management

Convertible debentures

612

Capitalized interest

PRIMARY ANNUAL FINANCIAL RATIOS

2005

2004

2003

Working Capital Ratio

1.19

1.05

1.76

Solvency Ratio

Debt Capital/Shareholder Equity*

1.47

1.31

0.65

*

including convertible debentures

Most of the Company’s financial ratios improved during the period ended May 31, 2005 compared to the period ended May 31, 2004 due to the good overall performance of the Company.

The Company’s contractual obligations, including payments due during the next five reporting periods and the following ones, are presented in the following table:

Required Payments per Period

Contractual Obligations

Less than

2 to 3

4 to 5

More than

Total

one period

periods

periods

5 periods

Long-term Debt (1)

3,693,900

768,567

1,472,000

1,412,000

41,333

Loans guaranteed by investments in

       rental contracts (2)

131,766

77,777

48,926

5,063

-

Total liabilities

3,825,666

846,344

1,520,926

1,417,063

41,333

(1)

This amount is not reduced by the assigned value to warrants and common shares.

(2)

Including interest fees.

Related Party Transactions

The transactions between related parties are described in note 5 “Related Party Transactions” of the Company’s financial statements as at May 31, 2005.

 Neptune Technologies & Bioressources Inc. 11

Change in Accounting Policies

Changes in accounting policies are described in note 3 “Changes in Accounting Policies” included in the Company’s financial statements as at May 31, 2005.

Subsequent Events

No subsequent event to the balance sheet.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for merchandise.

The majority of the Company’s accounts receivable are 90% guaranteed by insurers. All export sales are completed in American funds. The exchange rate risks incurred by the Company are, at present, limited to those relating to the American dollar. Due to the fact that Company’s raw materials are being purchased in American dollars and that the Company intends to maintain its matching policies, the Executive is not currently using financial instruments. However, the Company is planning to use financial instruments in the next fiscal year in order to limit the impact of the American dollars fluctuation.

Product Liability

The Company acquires a $5M-liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is PGO certified by the Canadian Food Inspection Agency (CFIA). In addition, the Company has begun implementing the initiatives required to receive Good Manufacturing Practices accreditation by Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and the actual future results of the Company may differ somewhat from those predicted. These risks include the growth in demand for Company products, seasonal variations in customer orders, changes in price and availability for raw materials and changes to economic conditions in Canada, the United-States and Europe, including variations in exchange and interest rates.

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com .

On August 22, 2005, the total number of common shares issued by the Company and in circulation was 25,594,805 and Company common shares were being traded on the TSX stock exchange in Toronto under the listing “NTB”.

Henri Harland

André Godin

President and CEO

Vice-president, Administration and Finances

Neptune Technologies & Bioressources Inc.

EXECUTIVE REPORT RELATING TO FINANCIAL STATEMENTS

The financial statements for Neptune Technologies & Bioressources Inc. presented in this document are the responsibility of the Company Executive and were approved by its Board of Directors.

These financial statements were prepared by the Executive using Canadian Generally Accepted Accounting Principles. They contain amounts based on best guesses and estimates.

To ensure the accuracy and objectivity of data contained in the financial statements, the Company Executive acquired and implemented internal accounting control systems. The Executive believes that internal accounting controls provide reasonable assurance that: financial documents are reliable and provide an adequate basis for the formulation of financial statements, that business assets are properly accounted and preserved, and that the preparation and the presentation of other financial information are in concordance with the financial statements.

The Board of Directors assumes responsibility for financial statements primarily through its Audit Committee, comprised entirely of external administrators. The Audit Committee reviews the quarterly and yearly financial statements as well as the Executive Analysis of the Company’s Financial Situation and Production Results, and provides its recommendations to the Board of Directors for approval. The Audit Committee meets with the Executive as well as with external auditors to discuss the internal controls implemented on processes relating to the presentation of financial information, audit questions and financial information presentation questions and presents appropriate recommendations to the Board of Directors. Auditors assigned by shareholders may, at any time, meet with the Audit Committee, with or without the Executive in attendance.

Auditors assigned by the shareholders verified the current financial statements: the firm of Raymond Chabot Grant Thornton (RCGT), chartered accountants. Their report follows.

President and CEO,

Vice-president, Administration and Finances,

Henri Harland

André Godin

Laval

September 8, 2005

 Neptune Technologies & Bioressources Inc. 13

AUDITORS’ REPORT

To the Shareholders of Neptune Technologies & Bioressources inc.

We have audited the consolidated balance sheets of Neptune Technologies & Bioressources inc. as at May 31, 2005 and 2004 and the consolidated statements of earnings, deficit, contributed surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Limited Liability Partnership

Chartered Accountants

Laval

July 15, 2005

Neptune Technologies & Bioressources Inc.

CONSOLIDATED EARNINGS

YEARS ENDED MAY 31, 2005 AND 2004

2005

2004

$

$

Sales

5,038,221

2,261,858

Cost of sales and operating expenses (before amortization)

4,538,583

3,685,665

Research expenses (Note 6)

195,399

239,534

Financial expenses (Note 7)

1,020,285

928,306

Amortization (Note 8)

975,132

964,380

6,729,399

5,817,885

Loss before other revenue (expenses)

1,691,178

3,556,027

Interest income

1,277

4,436

Exchange gain (loss)

(77,685)

17,579

Net loss

1,767,586

3,534,012

Basic and diluted loss per share

0.069

0.161

Weighted average number of shares outstanding

25,453,068

21,885,043

The accompanying notes are an integral part of the consolidated financial statements.

 Neptune Technologies & Bioressources Inc. 15

CONSOLIDATED DEFICIT

CONSOLIDATED CONTRIBUTED SURPLUS

YEARS ENDED MAY 31, 2005 AND 2004

Consolidated deficit

2005

2004

$

$

Balance, beginning of year

12,194,383

8,660,371

Net loss

1,767,586

3,534,012

Share issue expenses

20,468

-

Balance, end of year

13,982,437

12,194,383

Consolidated Contributed Surplus

2005

2004

$

$

Balance, beginning of year

187,754

4,005

Expired warrants

62,050

27,211

Stock-based compensation – employees

80,943

54,338

Stock-based compensation – non-employees

14,640

102,200

Balance, end of year

345,387

187,754

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources Inc.

CONSOLIDATED CASH FLOWS

YEARS ENDED MAY 31, 2005 AND 2004

2005

2004

$

$

OPERATING ACTIVITIES

Net loss

(1,767,586)

(3,534,012)

Non-cash items

       Amortization

1,000,248

987,683

       Financial expenses

652,991

549,569

       Stock-based compensation – employees

80,943

54,338

       Stock-based compensation – non-employees

14,640

-

       Changes in working capital items (Note 9)

(182,344)

(627,511)

Cash flows from operating activities

(201,108)

(2,569,933)

INVESTING ACTIVITIES

Property and equipment

(10,320)

(114,984)

Intangible assets

(71,557)

(129,618)

Other assets

-

(26,945)

Cash flows from investing activities

(81,877)

(271,547)

FINANCING ACTIVITIES

Long-term loans

-

750,000

Repayment of long-term debt

(128,330)

(140,157)

Issue of convertible debentures

-

1,250,000

Issue of capital stock

315,092

-

Share issue expenses

340,092

Cash flows from financing activities

511,575

1,859,843

Net decrease in cash and cash equivalents

228,590

(981,637)

Cash (bank overdraft), beginning of year

(46,640)

934,997

Cash (bank overdraft), end of year

181,950

(46,640)

The accompanying notes are an integral part of the consolidated financial statements.

 Neptune Technologies & Bioressources Inc. 17

CONSOLIDATED BALANCE SHEETS

MAY 31, 2005 AND 2004

2005

2004

$

$

ASSETS

Current assets

       Cash

181,950

-

       Trade accounts receivable

1,154,379

585,558

       Research tax credits receivable

61,198

87,638

       Inventories (Note 10)

813,642

1,247,782

       Prepaid expenses

62,673

60,837

2,273,842

1,981,815

Property and equipment (Note 11)

3,881,552

4,425,784

Intangible assets (Note 12)

553,833

486,367

Other assets (Note 13)

588,118

1,027,622

7,297,345

7,921,588

LIABILITIES

Current liabilities

       Bank overdraft

-

46,640

       Accounts payable and accrued liabilities

              Company controlled by an officer and director

73,494

29,445

              Others

996,945

1,169,007

       Instalments on long-term debt

841,917

639,121

1,912,356

1,884,213

LONG-TERM DEBT (Note 14)

2,868,780

3,151,258

LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES (Note 15)

5,156,430

4,544,797

9,937,566

9,580,268

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Capital stock and warrants (Note 16)

10,996,829

10,347,949

Contributed surplus

345,387

187,754

Deficit

(13,982,437)

(12,194,383)

(2,640,221)

(1,658,680)

7,297,345

7,921,588

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Henri Harland

Michel Timperio

President and Director

Director

Neptune Technologies & Bioressources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

1 – GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998. The Company focuses on research and development of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. Starting June 1, 2003, the Company is no longer considered as a development stage company. The Company no longer accumulates its start-up costs and has begun amortizing capitalized costs on June 1, 2003.

2 – GOING-CONCERN

The Company has incurred losses from operations for the years ended May 31, 2005 and 2004, which has resulted in the use of its cash flows for operation and an increase in shareholders' deficiency. The Company is working to finance its industrial, commercial, research and development activities.

The Company's ability to generate net income and positive cash flows from operating activities in the future is dependent on several factors, including: acceptance of its products on the market, the competition level the Company will face and the overall economic situation.

The financial statements have been prepared on the going-concern basis, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments to the carrying value or classification of assets and liabilities, nor to the results of operations, should the Company not continue to operate as a going-concern.

Management is of the opinion that sufficient funds will be available from operations and external financing to meet the Company's liabilities and commitments as they become due.

3 – CHANGES IN ACCOUNTING POLICIES

Accounting Guideline No. 15 (AcG 15) – Consolidation of Variable Interest Entities

During the year ended May 31, 2005, the Company adopted Accounting Guideline No. 15 (AcG-15) of the Canadian Institute of Chartered Accountants (CICA), entitled Consolidation of Variable Interest Entities (VIEs). This Guideline explains and provides guidance on the application of consolidation principles to entities considered as VIEs that are subject to control on a basis other than ownership of voting interests. Application of this Guideline did not have any impact on the financial statements as at May 31, 2005.

Section 3110 – Asset Retirement Obligations

In March 2003, the CICA released Section 3110 of the CICA Handbook, Asset Retirement Obligations, which replaces the guidance regarding future removal and site restoration costs previously contained in Section 3061, Property, Plant and Equipment. The new Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The Company adopted Section 3110 on June 1, 2004 and application of this standard did not have a significant impact on the financial statements as at May 31, 2005.

Section 3870 – Stock-based Compensation and Other Stock-based Payments

In November 2003, the recommendations of the CICA Handbook Section 3870 were modified in order to require the application of a fair value based method of accounting for all stock-based payments, including stock-options, for all years starting on or after January 1, 2004. The Company decided to adopt these new standards on a retroactive basis starting June 1, 2003, without restating the financial statements for previous years. The application of these recommendations has resulted in recognition of a $54,338 charge for the year ended May 31, 2004.

 Neptune Technologies & Bioressources Inc. 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

3 – CHANGES IN ACCOUNTING POLICIES (continued)

Section 1100 – Generally Accepted Accounting Principles

In July 2003, the CICA released Section 1100, Generally Accepted Accounting Principles, and Section 1400, General Standards for Financial Statement Presentation, which are effective for years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. Application of this standard did not have any impact on the financial statements as at May 31, 2004.

Section 3063 – Impairment of Long-lived Assets

Effective June 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3063, Impairment of Long-lived Assets. This section defines recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Under the new standards, impairment of long-lived assets is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than their carrying amount. In such situations, the asset is measured at its fair value. The adoption by the Company of the new standard did not have any impact on the financial statements as at May 31, 2004.

Accounting Guideline No. 14 (AcG-14) – Disclosure of Guarantees

In February 2003, the CICA released Accounting Guideline No. 14 (AcG-14), Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective June 1, 2003. Application of these new recommendations did not have a significant impact on the financial statements as at May 31, 2004.

4 – ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, 9113-0310 Québec inc., created February 1, 2002. This subsidiary has been inactive since its inception.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates.

Revenue recognition

Revenues from operations are recognized when the following conditions are met: goods are shipped, persuasive evidence of an agreement exists, the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and there is reasonable assurance regarding collectibility. Prepaid revenue is deferred and recognized in operations when goods are delivered to customers.

Cash and cash equivalents

The Company's policy is to present cash (bank overdraft) and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Inventories

Raw materials are valued at the lower of cost and replacement cost, cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined by the standard cost method.

Neptune Technologies & Bioressources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

4 – ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives according to the following methods and annual rates:

                Method

                 Rates

Furniture and fixtures

Diminishing balance

20%

Office equipment

Diminishing balance

30%

Processing equipment

Straight-line

10%

Laboratory equipment

Straight-line

20%

Computer equipment

Straight-line

30%

Software

Straight-line

50%

Leasehold improvements

Straight-line

10%

Property and equipment related to the processing of products derived from marine biomasses (processing equipment, laboratory equipment and leasehold improvements) are amortized beginning at the start of commercial operations on June 1, 2003.

Research and development expenses

Research expenses are charged to earnings as incurred. Development expenses that satisfy generally recognized conditions, including reasonable certainty that they will be recovered, are deferred and amortized. No development costs were capitalized in 2005 and 2004.

Investment tax credits relating to eligible research and development expenses are applied against these expenses in the year they are incurred.

Intangible assets

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of
20 years.

Licences are recorded at cost and amortized according to the straight-line method over a ten-year period.

Trademarks are recorded at cost and not amortized since the Company considers they have an unlimited life given they can be renewed at low costs. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they are impaired. The impairment test consists of a comparison of the fair value of trademarks with their carrying amount. When the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to the excess.

Other assets

Start-up costs are amortized according to the straight-line method over a three-year period.

Deferred financing costs are amortized according to the straight-line method over periods of five to seven years, up until 2010.

Currency translation

Monetary assets and liabilities in foreign currency are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses in foreign currency are translated at the average rate in effect during the year. Gains and losses are included in earnings for the years.

Share issue expenses

Share issue expenses were added to the deficit.

Loss per share

The loss per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants and the if-converted method to determine the dilutive effect of the convertible debentures.

 Neptune Technologies & Bioressources Inc. 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

4 – ACCOUNTING POLICIES (continued)

The convertible debentures, warrants and stock options described in Notes 15, 16 and 17 were not included in the calculation of diluted earnings per share in 2005 and 2004 because the Company sustained losses and their inclusion would be anti-dilutive.

Stock-based compensation plan

The Company offers a stock-based compensation plan, which is described in Note 17. Since June 1, 2003, the Company accounts for stock options granted to employees based on dates when the options can be exercised. Any consideration received upon the exercise of options by holders is credited to capital stock. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the cancelled stock option is added to the deficit.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and the tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance for future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

5 – RELATED PARTY TRANSACTION

Under a service agreement with a shareholder (a company controlled by an officer and director), in 2004, the Company paid service fees of $5,000. The $5,000 in 2004 consisted of $2,500 in management fees and $2,500 in research fees. As at May 31, 2005 and 2004, no balance is due to this shareholder. This agreement ended July 1, 2003.

The Company also entered into an agreement with this shareholder, as of June 1, 2002, calling for royalties to be paid in semi-annual instalments of 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current year, total royalties amount to $47,877 ($23,301 in 2004). As at May 31, 2005, the balance due to this shareholder under this agreement amounts to $73,494

($29,445 in 2004). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

6 – INFORMATION REGARDING RESEARCH PROJECTS IN PROGRESS

The Company has a worldwide operating license, including a purchase option on the intellectual property, for an extraction process allowing it to obtain oil from krill and other crustaceans in order to extract concentrates and ingredients with various beneficial biological properties. The Company entered into a research agreement with a Canadian university to adapt the extraction process for use with seals. This university granted the Company a licensing option on the results of the research agreement applicable to seals and other marine mammals, as well as a purchase option on the intellectual property.

Since March 2005, the Company has been participating in several joint research projects with the following institutions and companies:

1

Hypertension and Vascular Biology Institute, Vanderbilt University, Saint Thomas Hospital and Medical Center, Nashville, Tennessee, USA

(in cooperation with Designs for Health and American River Nutrition Inc.)

2

The Heart Research Institute and the HRI Nutraceutical and Functional Food Research Facility, Sydney, Australia

3

International Association of Attention Deficit Hyperactivity Disorder, Leslie Rouder, LCSW P.A. ADD Coach Therapist @ ADDadults.net,

Miami Shores, Florida, USA

4

Access Business Group LLC, Amway Corp. Buena Park, California, USA

5

Phytobiolab and the Bordeaux soccer team, Bordeaux, France

Neptune Technologies & Bioressources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

6 – INFORMATION REGARDING RESEARCH PROJECTS IN PROGRESS (continued)

The Company also carries out medical research. The five projects included in the applied research portfolio relate to the following: cardiovascular diseases, neoplastic diseases, rheumatoid arthritis, face wrinkles and transdermal transport.

Costs incurred for research projects in progress are detailed as follows:

2005

2004

$

$

Service fees (Note 5)

-

2,500

Salaries and employee benefits

241,502

296,135

Subcontracting

24,135

95,209

General and study expenses

2,222

1,554

Travel and entertainment expenses

1,635

695

269,494

396,093

Research tax credits

(74,095)

(156,559)

Research expenses

195,399

239,534

Research tax credits recorded by the Company must be reviewed and approved by the tax authorities; accordingly, amounts granted may differ from those recorded.

7 – FINANCIAL EXPENSES

2005

2004

$

$

Bank charges and contracts

5,463

25,195

Interest – short-term loans

-

571

Interest – long-term debt

378,073

377,470

Interest – liability component of convertible debentures

611,633

501,767

Amortization – deferred financing fees

25,116

23,303

1,020,285

928,306

8 – INFORMATION INCLUDED IN THE STATEMENT OF EARNINGS

2005

2004

$

$

Amortization

       Property and equipment

561,842

552,989

       Intangible assets

4,091

2,192

       Other assets

409,199

409,199

975,132

964,380

 Neptune Technologies & Bioressources Inc. 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

9 – INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

2005

2004

$

$

Trade accounts receivable

(568,821)

(430,625)

Research tax credits receivable

26,440

186,938

Inventories

434,140

(323,153)

Prepaid expenses

(1,836)

26,166

Accounts payable and accrued liabilities

(72,267)

(88,837)

(182,344)

(627,511)

Interest paid on operating activities

336,769

337,911

10 – INVENTORIES

2005

2004

$

$

Raw materials

57,844

35,398

Finished goods

755,798

1,212,384

813,642

1,247,782

11 – PROPERTY AND EQUIPMENT

2005

Accumulated

Cost

amortization

Net

$

$

$

Furniture and fixtures

98,230

54,882

43,348

Office equipment

66,659

40,352

26,307

Processing equipment

3,506,418

691,542

2,814,876

Laboratory equipment

227,358

89,639

137,719

Computer equipment

72,157

55,539

16,618

Software

2,350

2,350

-

Leasehold improvements – head office

52,149

34,719

17,430

Leasehold improvements – processing

741,652

148,330

593,322

4,766,973

1,117,353

3,649,620

Assets under capital leases

       Processing equipment

139,960

26,999

112,961

       Laboratory equipment

173,460

60,836

112,624

       Office equipment

7,290

943

6,347

5,087,683

1,206,131

3,881,552

During the year, the Company acquired office equipment for a cost of $7,290 (processing and laboratory equipment for a cost of $149,960 in 2004) by way of capital leases.

Neptune Technologies & Bioressources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

11 – PROPERTY AND EQUIPMENT (continued)

2004

Accumulated

Cost

amortization

Net

$

$

$

Furniture and fixtures

98,230

44,041

54,189

Office equipment

65,642

29,299

36,343

Processing equipment

3,506,418

340,899

3,165,519

Laboratory equipment

100,589

20,117

80,472

Computer equipment

66,842

40,211

26,631

Software

2,350

2,350

-

Leasehold improvements – head office

52,149

29,504

22,645

Leasehold improvements – processing

741,652

74,165

667,487

4,633,872

580,586

4,053,286

Assets under capital leases

       Processing equipment

139,960

13,003

126,957

       Laboratory equipment

296,241

50,700

245,541

5,070,073

644,289

4,425,784

12 – INTANGIBLE ASSETS

2005

Accumulated

Cost

amortization

Net

$

$

$

Amortized intangible assets

       Patents

518,287

4,783

513,504

       Licences

7,500

1,500

6,000

525,787

6,283

519,504

Unamortized intangible assets

       Trademarks

34,329

-

34,329

560,116

6,283

553,833

2004

Accumulated

Cost

amortization

Net

$

$

$

Amortized intangible assets

       Patents

463,872

1,442

462,430

       Licences

7,500

750

6,750

471,372

2,192

469,180

Unamortized intangible assets

       Trademarks

17,187

-

17,187

488,559

2,192

486,367

 Neptune Technologies & Bioressources Inc. 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

13 – OTHERS ASSETS

2005

2004

$

$

Start-up costs, at amortized cost

409,197

818,396

Deferred financing costs, at amortized cost

78,921

109,226

Deposit (*)

100,000

100,000

588,118

1,027,622

(*)

This deposit will be applied against the exercise of the plant purchase option or as partial payment of plant moving and refit costs if the purchase option is not exercised.

14 – LONG-TERM DEBT

2005

2004

$

$

Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,878,927 in 2005, prime rate plus 6.25% (12.5% as at

May 31, 2005, 11.75% as at May 31, 2004), payable in monthly capital instalments of

$20,000, maturing in February 2010 (a) (b)

1,140,000

1,140,000

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus

1.25% (7% as at May 31, 2005, 6.25 % as at May 31, 2004), payable in 60 monthly capital instalments of $16,333 beginning in July 2005, maturing in June 2010 (a) (b) (c)

951,726

941,623

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus

2.25% (8% as at May 31, 2005, 7.25% as at May 31, 2004), payable in 60 monthly capital instalments of $25,000 beginning in July 2005, maturing in June  (a) (b) (d)

1,420,810

1,389,555

9% unsecured loan, payable in monthly blended instalments of $993, maturing in

September 2005

3,900

14,922

Unsecured loan, without interest, matured

70,000

70,000

Obligations under capital leases, interest rates varying from 0.00% to 12.67% payable in monthly instalments of $8,398, maturing at different dates until September 2009

124,261

234,279

3,710,697

3,790,379

Instalments due within one year

841,917

639,121

2,868,780

3,151,258

(a)

Under these mortgage loans, the Company is required to respect certain ratios. As at May 31, 2005 and 2004, the Company is not in compliance with these requirements. Subsequent to year-end, the Company obtained a waiver from the creditors for non-compliance with the requirements.

(b)

The Company has been granted a moratorium on monthly capital instalments from May 2003 to June 2005.

Neptune Technologies & Bioressources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

14 – LONG-TERM DEBT (continued)

(c)

Using the Black-Scholes option pricing model, the Company has determined a value of $62,049 for the warrants and recorded this amount in shareholders' equity.

(d)

The Company has retained the following values to record the 366,569 common shares issued without consideration in shareholders’ equity.

Number

Value per

of common

              share

      shares issued

May 31, 2003

$0.4303

183,285

September 3, 2003

$0.3500

144,456

January 22, 2004

$0.4000

38,828

The mortgage loan was reduced by an amount of $144,959, corresponding to the value of these shares.

The instalments on long-term debt during the next five years are detailed as follows :

Obligations

under capital

Other long-

leases

term loans

$

$

       2006

77,777

768,567

       2007

39,865

736,000

       2008

9,061

736,000

       2009

4,244

736,000

       2010

819

676,000

       Total minimum lease payments

131,766

       Interest expense included in minimum lease payments

7,505

124,261

15 – LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES

2005

2004

$

$

Unsecured convertible debenture (a) (d) (e)

2,250,226

2,006,250

Secured convertible debenture (b) (d) (e)

1,668,704

1,451,047

Unsecured convertible debenture (c) (e)

1,237,500

1,087,500

5,156,430

4,544,797

(a)

April 1, 2005, the Company renegotiated the terms of this debenture. As at May 31, 2005, this debenture, with a new capital of $2,195,342 ($1,500,000 in 2004) bears simple interest of 15% (15% in 2004). Interest from April 1, 2005 to March 31, 2007 will be capitalized to the debenture capital balance and as of April 1, 2007, interest in the third year is payable monthly. The capital is convertible, in whole or in part, at the holder's option, at the following terms: deduction of amount converted in previous periods, to a maximum of $500,000 from February 28, 2006 to March 31, 2006, to a cumulative maximum of $1,000,000 from February 28, 2007 to March 31, 2007 and to a cumulative maximum of $1,500,000 from February 28, 2008 to March 31, 2008, at a price per share that is the higher of $0.32 and the market price on the conversion date. Under the same previous terms, the issuer can, at its option, in whole or in part, convert accrued interest and, subsequently, any debenture capital.

The Company may reimburse the some or all of the debenture at any time prior to March 31, 2008, at which date the debenture and interest will become due.

 Neptune Technologies & Bioressources Inc. 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

15 – LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES (continued)

(b)

This debenture, having a $1,261,780 par value and bearing interest at 15% compounded annually, is convertible into common shares at any time at the holder's option, in all or in part, capital and interest, at a price per share equal to the higher of $0.75 and the market price at the conversion date.

The Company may reimburse the debenture in all or in part at any time prior to May 30, 2008, at which date the debenture and interest will become due.

This debenture is secured by a movable hypothec without delivery on present and future intellectual property rights.

(c)

This debenture, having a $1,000,000 par value and bearing interest at 15%, is convertible into common shares at any time at the holder's option, capital and interest, at a price per share equal to the higher of $0.35 and the market value at the conversion date.

The Company may reimburse some or all of the debenture at any time prior to October 28, 2008, at which date the debenture and interest will become payable. In the event of an advanced reimbursement, the holder will have a 30-day period to convert the part of the debenture and accrued interest subject to the advanced redemption. If the advanced reimbursement occurs before October 20, 2005, a premium of 30% of the capital related to the redemption, less accrued interest on this capital calculated at the redemption date, will be added to the capital related to the redemption.

(d)

The payment of these debentures is subordinated to the full payment of the $1,500,000 authorized mortgage loan.

(e)

Under the provisions of Section 3860 of the Canadian Institute of Chartered Accountants Handbook, these debentures are financial instruments which comprise a liability component and an equity component. Because the conversion price of these convertible debentures is calculated using the market value of the shares, at the time of conversion, no value was attributed to the equity component of these compound financial instruments.

Based on the balance as at May 31, 2005, the instalments on the liability component of the convertible debentures in the coming years are $3,918,930 in 2008 and $1,237,500 in 2009.

16 – CAPITAL STOCK AND WARRANTS

Authorized

Unlimited number of shares without par value

       Common shares

       Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series "A" preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares from the date of the first listing of the common shares on a recognized stock exchange

Neptune Technologies & Bioressources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

16 – CAPITAL STOCK AND WARRANTS (continued)

2005

2004

$

$

Issued and fully paid

25,594,805 common shares (21,947,244 common shares in 2004)

10,656,737

10,285,899

- series "D" warrants (a)

- series "E" warrants (196,000 warrants in 2004) (b)

62,049

- series "F" warrants (c)

- series "G" warrants (250,000 warrants in 2004) (d)

1

3,025,922 series "H" warrants (e)

302,592

   250,000 series "I" warrants (f)

37,500

340,092

62,050

10,996,829

10,347,949

During the past two years, changes in the Company's issued capital stock were as follows:

Number of

shares

Consideration

$

Common shares

Balance as at May 31, 2003

21,763,960

10,219,808

Issued upon the last instalment receipt of the $1,500,000 authorized mortgage loan

        183,284

          66,091

Balance as at May 31, 2004

21,947,244

10,285,899

Issued for cash

     3,275,922

        315,092

Issued as settlement of accounts payable

371,639

55,746

Balance as at May 31, 2005

25,594,805

10,656,737

(a)

On January 28, 2002, the Company issued 100,000 series "D" warrants. The series "D" warrants entitle their holder to purchase one common share at $1 per share. The expiration date for the exercise of the warrants is January 28, 2004. The 100,000 expired warrants were cancelled. *

(b)

On June 3, 2002, as part of a $980,000 mortgage financing, the Company granted 196,000 series "E" warrants, for which the value has been established at $62,049 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.75

ii)

Exercise price of $1.00

iii)

Risk-free interest rate of 4.20%

iv)

Estimated life of two years

v)

Expected volatility of 90%

The series "E" warrants entitle their holder to purchase one common share at $1 per share, at any time until June 3, 2004. The 196,000 expired warrants were cancelled.

 Neptune Technologies & Bioressources Inc. 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

16 – CAPITAL STOCK AND WARRANTS (continued)

(c)

On July 23, 2002, as part of a $1,000,000 short-term financing, the Company granted 100,000 series "F" warrants, for which the value has been established at $27,210 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.87

ii)

Exercise price of $1.00

iii)

Risk-free interest rate of 3.20%

iv)

Estimated life of one year

v)

Expected volatility of 90%

The series "F" warrants entitle their holder to purchase one common share at $1 per share, at any time until July 23, 2003. The 100,000 expired warrants were cancelled.

(d)

On May 30, 2003, the Company granted 250,000 series "G" warrants upon the issue of 2,324,140 common shares for a $1,000,000 cash consideration. The total proceeds from this issue were attributed to the common shares less a $1 par value for the warrants. The series "G" warrants entitle their holder to purchase one common share at $0.54 per share. The maturity date for the exercise of warrants is May 30, 2005. The 250,000 expired warrants were cancelled. *

(e)

On June 9, 2004, as part of a $605,185 private placement, the Company granted 3,025,922 series "H" warrants, for which the value has been established at $302,592 according to the Black-Scholes option pricing model. The   Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.18

ii)

Exercise price of $0.25

iii)

Risk-free interest rate of 3.29%

iv)

Estimated life of two years

v)

Expected volatility of 121%

The series "H" warrants entitle their holder to purchase one common share at $0.25 per share, at any time until June 9, 2006.

(f)

On July 13, 2004, as part of a $50,000 private placement, the Company granted 250,000 series "I" warrants, for which the value has been established at $37,500 according to the Black-Scholes option pricing model. The   Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.25

ii)

Exercise price of $0.25

iii)

Risk-free interest rate of 3.10%

iv)

Estimated life of two years

v)

Expected volatility of 121%

The series "I" warrants entitle their holder to purchase one common share at $0.25 per share, at any time until July 13, 2006.

*

Given the inherent subjectivity of evaluating the warrants, the Company deemed it preferable to attribute a par value of $1 to the warrants and to attribute the full amount of the proceeds of issuance to the issued share classes.

Neptune Technologies & Bioressources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

17 – STOCK-BASED COMPENSATION PLAN

The Company introduced a stock-based compensation plan for its directors, managers, employees and consultants.

The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, 4,350,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as is the term of the options which, however, cannot be more than five years or any other shorter period as specified in the regulations of the plan. The total number of shares issued to a single person cannot exceed 5% of the Company's total issued and outstanding common shares, with the maximum being 2% for each consultant.

Options granted prior to the date of the initial public offering entitle each holder to purchase: (i) from the time they are granted, 50% of the common shares subject to options granted to said holder (ii) as of the end of one year following the granting of the options, 25% of the common shares subject to options initially granted to said holder, and (iii) as of the end of two years following the granting of the options, 25% of the common shares subject to options initially granted to said holder, and at the price specified in the initial public offering. The plan provides that options issued after the initial public offering can be exercised on the basis of 25% per year following the date of the grant.

Activities within the plan are detailed as follows:

2005

2004

Weighted

Weighted

average

average

Number of

exercise

Number of

exercise

options

price

options

price

$

$

Options outstanding, beginning of year

2,280,000

0.88

1,260,000

1.00

Awarded

1,129,000

0.25

1,260,000

0.75

Cancelled

(483,000)

0.80

(240,000)

0.88

Exercise price amendment

       Former price

(1,920,000)

0.85

       New price

1,920,000

0.25

Options outstanding, end of year

2,926,000

0.25

2,280,000

0.88

Exercisable options as at May 31

1,430,000

0.25

1,540,000

0.94

2005

Options outstanding

                        Exercisable options

Weighted

Number

Number

Weighted

remaining

of options

of options

Weighted

average

contractual

outstanding

exercisable

average

exercise

life

as at

as at

exercise

price

outstanding

May 31, 2005

May 31, 2005

price

$

$

0.25

3.01 years

2,926,000

1,430,000

0.25

 Neptune Technologies & Bioressources Inc. 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

17 – STOCK-BASED COMPENSATION PLAN (continued)

On June 1, 2003, the Company granted 270,000 stock options to employees and 400,000 to non-employees at an exercise price of $0.75 per share. The fair value of each granted option has been estimated according to the Black-Scholes model and using the following assumptions:

             Employees

         Non-employees

i)

Fair value of the common shares

$0.34

$0.34

ii)

Risk-free interest rate

3.85%

3.85%

iii)

Estimated life

4 years

5 years

iv)

Expected volatility

118%

118%

The fair value of the options granted to employees and non-employees is $0.2310 and $0.2555 per option respectively.

On August 28, 2003, the Company granted 340,000 stock options to employees at an exercise price of $0.75 per share. The fair value of each granted option has been estimated according to the Black-Scholes model and using the following assumptions:

i)

Fair value of the common shares at $0.47

ii)

Risk-free interest rate of 4.18%

iii)

Estimated life of four years

iv)

Expected volatility of 106%

The fair value of the options granted is $0.3130 per option.

On October 30, 2003, the Company granted 250,000 stock options to employees and non-employees at an exercise price of $0.75 per share. The fair value of each granted option has been estimated according to the Black-Scholes model and using the following assumptions:

i)

Fair value of the common shares at $0.44

ii)

Risk-free interest rate of 4.04%

iii)

Estimated life of four and a half years

iv)

Expected volatility of 106%

The fair value of the options granted is $0.3041 per option.

On October 5, 2004, the Company granted 1,029,000 stock options to employees and 50,000 stock options non-employees at an exercise price of $0.25 per share. The fair value of each option granted has been estimated   according to the Black-Scholes option pricing model using the following assumptions:

i)

Fair value of the common shares at $0.15

ii)

Risk-free interest rate of 4.05%

iii)

Estimated life of four and a half years

iv)

Expected volatility of 103%

The fair value of the options granted is $0.1018 per option.

Neptune Technologies & Bioressources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

17 – STOCK-BASED COMPENSATION PLAN (continued)

On November 26, 2004, the Company amended the exercise price of all outstanding stock options granted before October 5, 2004 to $0.25 per share. This amendment of the stock option exercise price resulted in an adjustment of the fair value of options granted after the adoption of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The fair value of the amended options has been estimated according to the Black-Scholes option pricing model using the following assumptions:

Former

New

                 price

                 price

i)

Exercise price

$0.75 to $1.00

$0.25

ii)

Fair value of common shares

$0.17

$0.17

iii)

Risk-free interest rate

3.17%

3.17%

iv)

Estimated fair value

2.5 to 3.5

2.5 to 3.5

v)

Expected volatility

102%

102%

Average fair value per option

0.0609 $

0.0975 $

This adjustment of the exercise price led to an additional charge of $40,992. Of this amount, $28,279 was expensed during the year and $12,713 will be expensed at the exercise date of each option that becomes exercisable and whose price was amended.

On February 1, 2005, the Company granted 50,000 stock options to a non-employee at an exercise price of $0.25 per share. The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)

Fair value of the common shares at $0.26

ii)

Risk-free interest rate of 3.59%

iii)

Estimated life of five years

iv)

Expected volatility of 121%

The fair value of the options granted is $0.2190 per option.

During the year ended May 31, 2005, an amount of $80,943 ($54,338 in 2004) representing employees' vested interests during the year and employees' vested interests following amendment of the option price was expensed as compensation. An amount of $14,640 ($102,200 in 2004) representing non-employees' vested interests during the year and non-employees' vested interests following amendment of the option price was expensed.

18 – INCOME TAXES

The variance between the statutory income tax rate (31.02% in 2005 and 2004) and the Company's effective income tax rate (nil for 2005 and 2004) for the years presented is mainly attributable to the valuation allowance related to the net future income tax assets.

Net future income tax assets of approximately $4,719,000 ($4,153,000 as at May 31, 2004) have not been reflected in these financial statements. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These unused losses and tax deductions are available to reduce current income taxes in future years and are summarized as follows:

 Neptune Technologies & Bioressources Inc. 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

18 – INCOME TAXES (continued)

2005

2004

$

$

Net future income tax assets resulting from the following:

       Tax losses

3,248,000

2,980,000

       Research and development expenses

672,000

635,000

       Investment tax credits

503,000

447,000

       Excess of the carrying amount of assets over their tax basis

296,000

91,000

4,719,000

4,153,000

Valuation allowance

(4,719,000)

(2,952,000)

Net future income tax assets recognized

-

-

As at May 31, 2005, the Company's losses for tax purposes, which are available to reduce future years' income taxes amount to $10,501,783 for federal purposes and $10,392,871 for provincial purposes. The Company can avail itself of the tax benefit resulting from these loss carry-forwards as follows:

Federal

Provincial

$

$

2006

45,570

45,570

2007

78,967

78,967

2008

899,246

877,300

2009

2,389,847

2,379,422

2010

3,598,699

3,573,912

2014

2,644,475

2,606,465

2015

844,979

831,235

10,501,783

10,392,871

Research and development expenses which can be carried forward indefinitely

2,244,886

3,724,214

12,746,669

14,117,085

19 – FINANCIAL INSTRUMENTS

Credit risk

The Company grants credit to its customers in the normal course of business. On an on-going basis, it performs credit evaluations of its customers and maintains bad debt allowance provisions for potential losses. Four customers (three customers in 2004) represent 65% (75% in 2004) of total trade accounts included in accounts receivable.

Exchange risk

The Company is exposed to exchange risk as a result of accounts receivable and accounts payable stated in euros and U.S. dollars. As at May 31, 2005, assets stated in euros totalled €115,211 (€130,769 in 2004) and in U.S. dollars totalled US$786,928 (US$356,320 in 2004) and accounts payable stated in U.S. dollars totalled US$116,646 (US$54,805 in 2004).

The Company has not entered into any agreements to hedge its exchange risk exposure.

Fair value

The carrying amount of the Company's short-term financial instruments approximates their fair value given that they will mature shortly.

Neptune Technologies & Bioressources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

19 – FINANCIAL INSTRUMENTS (continued)

The fair value of mortgage loans is equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of unsecured loans, obligations under capital leases and liability component of convertible debentures is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value is equivalent to the carrying amount.

20 – COMMITMENTS

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

Minimum

Rate

royalty

%

$

To a Canadian university *

       As of June 1, 2002

4

5,000

To a company controlled by an officer and director

       As of June 1, 2002

1

* The Company has a $275,000 purchase option in relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second and $75,000 on the third.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian University.

The Company’s directors are of the opinion that this injunction action is unfounded and the $275,000 is therefore presented as a commitment.

The Company has entered into long-term lease agreements expiring in May 2007, which call for payments of $386,159 for the rental of premises. Minimum lease payments for the next years are $231,159 in 2006 and $155,000 in 2007. These leases contain a renewal option for an additional period of five years. One of these leases also contains an option to acquire the plant for an amount of $1,275,000 prior to May 1, 2006 (May 1, 2005 in 2004).

21 – SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company's assets are located in Canada.

 Neptune Technologies & Bioressources Inc. 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

21 – SEGMENT DISCLOSURES (continued)

The Company sales are attributed to the following countries based on location of customer:

2005

2004

$

$

Canada

2,034,019

1,450,062

United States

2,565,850

565,294

Europe

244,945

232,254

Asia

193,407

14,248

5,038,221

2,261,858

Information about major customers

Amounts of $1,393,130 and $848,516 of the Company's sales are from two customers ($1,408,000 from four customers in 2004).

22 – COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Neptune Technologies & Bioressources Inc.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Henri Harland (1)

President and Chief Executive Officer

Neptune Technologies & Bioressources Inc.

Michel Timperio (1, 2, 3)

President and Chief Executive Officer

Les Systèmes de Construction Technologique Ltée

Dr. Ronald Denis (1)

Chief of Surgery

Sacré-Cœur Hospital, Montreal

Richard Normandeau (1, 2, 3)

President and Chief Operating Officer

Trent Drugs (Wholesale) Ltd.

Daniel Perry (1, 2, 3)

General Manager

Société du Vivier des Landes

Michel Chartrand (1, 2, 3)

President

PharmEssor Group

(1) Members of the Corporate Governance Committee

(2) Members of the Audit Committee

(3) Members of the Compensation Committee

MANAGEMENT

Henri Harland

President and Chief Executive Officer

André Godin

Vice-president, Administration and Finances

Dr. Fotini Sampalis

Vice-president, Research / Business Development

Bernard Giguère

Vice-president, Sales

Réal Dumoulin

Controller

 Neptune Technologies & Bioressources Inc. 37

INVESTOR AND SHAREHOLDER INFORMATION

HEAD OFFICE

Neptune Technologies & Bioressources Inc.

Suite 550

500 St. Martin West Blvd.

Laval, Quebec   H7M 3Y2

Canada

(

Phone: (450) 972-6291

(

Toll-free: 1-888-664-9166

7

Fax: (450) 972-6351

:

Website: http://www.neptunebiotech.com

*

E-mail: info@neptunebiotech.com

PLANT

Neptune Technologies & Bioressources Inc.

795 Pépin Street

Sherbrooke, Quebec   J1L 2P8

Canada

(

Phone: (819) 564-2112

7

Fax: (819) 564-3679

INVESTORS RELATIONS

Neptune Technologies & Bioressources Inc.

Serge Comeau

Investors Relations Manager

*

E-mail: sergec@neptunebiotech.com

Agora Investor Relations Corp.

George Tsiolis

President

Suite 906

505 Consumers Road

Toronto (Ontario)   M2J 4V8

Canada

(

Phone: (416) 496-0496

(

Toll-free: 1-866-234-9934

7

Fax: (416) 496-6219

:

Website: http://www.agoracom.com

*

E-mail: air@agoracom.com

TRANSFER AGENT AND REGISTRAR

Trust Banque Nationale

1100 Université Street

9th Floor

Montreal, Quebec   H3B 2G7

Canada

AUDITORS

Raymond Chabot Grant Thornton

General Partnership

Chartered Accountants

Member of Grant Thornton International

Suite 200

500 St. Martin West Blvd.

Laval, Quebec   H7S 2E4

Canada

STOCK EXCHANGE LISTING

TSX – Venture Exchange

Symbol: NTB

Neptune Technologies & Bioressources Inc.

 Neptune Technologies & Bioressources Inc.  39